Berkshire Hathaway Finance Corporation
1440 Kiewit Plaza
Omaha, Nebraska 68131
August 24, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Berkshire Hathaway Finance Corporation Berkshire Hathaway Inc. Registration Statement on Form S-4, filed August 9, 2005 File No. 333-127369
Ladies and Gentlemen:
     This letter indicates the responses of the registrants, Berkshire Hathaway Finance Corporation (the “Company”) and Berkshire Hathaway Inc. (collectively referred to herein as the “Registrant”), to the comments of the staff set forth in your letter dated August 12, 2005 in relation to the Form S-4 (333-127369), filed by the Registrant on August 9, 2005, relating to the registration of the Company’s 4.75% Senior Notes due 2012 and its Floating Rate Senior Notes due 2008 (the “Exchange Notes”) to be exchanged for the Company’s currently outstanding 4.75% Senior Notes due 2012 and Floating Rate Senior Notes due 2008, issued on May 18, 2005 (the “Exchange Offer”).
     This letter confirms that the Registrant is conducting the Exchange Offer in reliance on the position of the Commission in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988), Morgan Stanley and Co., Inc. (pub. avail. June 5, 1991) and Shearman and Sterling (pub. Avail. July 2, 1993). The Registrant also represents to the Commission that:
(i)	it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer;

(ii)	to the best of its information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer;

(iii)	it will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (A) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation or similar letters and (B) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K; and
(iv)	the Company has informed each broker-dealer participating in the Exchange Offer who is holding initial securities that were acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer may be an “underwriter” within the meaning of the Securities Act, and the Company has received an acknowledgement from each such broker-dealer that they will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such initial securities pursuant to the Exchange Offer; and

(v)	none of the holders of initial securities participating in the Exchange Offer are affiliates of the Company.

Very truly yours, BERKSHIRE HATHAWAY FINANCE CORPORATION
By:	/s/ Marc D. Hamburg
Marc D. Hamburg
President

BERKSHIRE HATHAWAY INC.
By:	/s/ Marc D. Hamburg
Marc D. Hamburg
Vice President and Chief Financial Officer